SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 5, 2023

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, December 4, 2023 regarding “AT&T to Accelerate Open and Interoperable Radio Access Networks (RAN) in the United States through new collaboration with Ericsson”.

PRESS RELEASE

December 4, 2023

AT&T to Accelerate Open and Interoperable Radio Access Networks (RAN) in the United States through new collaboration with Ericsson

AT&T today announced plans to lead the United States in commercial scale open radio access network (Open RAN) deployment. This industry-leading move, in collaboration with Ericsson, will further the telecommunications industry efforts and build a more robust ecosystem of network infrastructure providers and suppliers. AT&T’s spend could approach roughly $14 billion over the 5-year term of the contract with Ericsson.

AT&T’s Open RAN plan is for 70% of its wireless network traffic to flow across open-capable platforms by late 2026. The company expects to have fully integrated open RAN sites operating in coordination with Ericsson and Fujitsu, starting in 2024. This move away from closed proprietary interfaces will enable rapid scaling and management of mixed supplier hardware at each cell site. Beginning in 2025, the company will scale this Open RAN environment throughout its wireless network in coordination with multiple suppliers such as Corning Incorporated, Dell Technologies, Ericsson, Fujitsu and Intel.

AT&T’s and Ericsson’s multiyear joint commitment to Open RAN deployment comes at a pivotal moment in the 5G innovation cycle. This move to an open, agile, programmable wireless network positions AT&T to quickly capitalize on the next generation of wireless technology and spectrum when it becomes available. These innovative technologies will enable lower-power, sustainable networks with higher performance to deliver enhanced user experiences. Ericsson’s open architecture will provide a foundation and springboard for developers driving innovation through open and programmable networks and bringing new suppliers into the industry. This will foster modernization and competition in the U.S. wireless equipment market.

The company expects that increased competition in the U.S. RAN market will yield more innovation and greater efficiencies. Committing to Open RAN with its suppliers deploying open hardware, migrating to cloud RAN, and introducing 3rd party radios leads to more flexibility in choosing equipment, lower network costs and improved operational efficiencies. This cutting-edge open management approach to building the network will enable the company to continue to invest in its fast-growing broadband network.

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PRESS RELEASE

December 4, 2023

“AT&T is taking the lead in open platform sourcing in our wireless network,” said Chris Sambar, Executive Vice President, AT&T Network. “With this collaboration, we will open up radio access networks, drive innovation, spur competition and connect more Americans with 5G and fiber. We are pleased that Ericsson shares our support for Open RAN and the possibilities this creates for American digital infrastructure.”

Börje Ekholm, President and CEO of Ericsson, says: “High-performance and differentiated networks will be the foundation for the next step in digitalization. I am excited about this future and happy to see our long-term partner, AT&T, choosing Ericsson for this strategic industry shift – moving to open, cloud-based and programmable networks. Through this shift, and with open interfaces and open APIs, the industry will see new performance-based business models, creating new ways for operators to monetize the network. We are truly proud to be partnering with AT&T in the industrialization of Open RAN and help accelerate digital transformation in the U.S.”

Ericsson will leverage its USA 5G Smart Factory in Lewisville, Texas in the manufacture of 5G equipment for this contract. Opened in 2020, the factory is highly automated and efficient, and is fully powered by renewable electricity. The Smart Factory recently completed an expansion, bringing its production floor to more than 107,000 square feet. The state-of-the-art 5G smart factory produces next generation 5G and Advanced Antenna System radios for Ericsson’s U.S. customers. Ericsson also recently became the first mobile infrastructure provider to achieve compliance with the infrastructure law’s Build America, Buy America provisions. The factory’s products are labeled Made in USA as Ericsson’s facility complies with the Build America, Buy America infrastructure laws Act.

AT&T is one of the largest infrastructure investors in the United States across both wireless and broadband fiber. The commitment to Open RAN is a key part of AT&T’s strategy to provide the seamless connectivity America needs. With owner’s economics in both wireless and fiber, AT&T aims to become the largest, fastest growing converged fiber company with a modern, competitive wireless network. ‘

AT&T will use this new collaboration with Ericsson to enhance its wireless network in North America and expand the most reliable 5G network. The expected spend under the Ericsson contract is below what the company expects to spend for wireless capital expenditure over the next 5 years. Given the interdependence between fiber and wireless, and the increasing desire for customers to have one connectivity provider across fixed broadband and wireless, the company sees economically attractive opportunities to expand its fiber footprint in the coming years as well.

This is a joint press release with AT&T

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PRESS RELEASE

December 4, 2023

FOR FURTHER INFORMATION, PLEASE CONTACT

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Additional contacts

Stella Medlicott, Senior Vice President, Marketing and Corporate Relations

Phone: +46 730 95 65 39

E-mail: media.relations@ericsson.com

Investors

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: +46 76 128 47 89

E-mail: ralf.bagner@ericsson.com

Media relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Forward-looking statements

This release includes forward-looking statements, including performance and results of operations, business plans, objectives, market conditions, and assumptions upon which those statements are based including, in particular the following risks and uncertainties:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

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PRESS RELEASE

December 4, 2023

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim reports, and in “Risk Factors” in the Annual Report 2022.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

This is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 23:00 CET on December 4, 2023.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: December 5, 2023